UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on supplier engagement in sustainable practices

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Rio de Janeiro, March 27, 2023 – Petróleo Brasileiro S.A. – Petrobras informs that it was recognized as one of the leading companies in supplier engagement by the international organization CDP, formerly known as the Carbon Disclosure Project, a reference in sustainability. The A- rating, referring to the 2022 cycle, was achieved in the Supplier Engagement Rating (SER) aspect, a global index that evaluates the incentive of good environmental practices and efforts to mitigate climate change along the supply chain.

This result, achieved for the first time, marks the recognition of the effectiveness of Petrobras' policies and initiatives to unfold its sustainability commitments to the market that supplies goods and services.

Petrobras has joined the CDP Supply Chain program, encouraging suppliers to map their emissions and give transparency to their initiatives and practices related to governance, energy efficiency, emissions reduction, among others related to the environment, climate change and energy transition.

This is another recognition of Petrobras' efforts and initiatives in the ESG (Environmental, Social and Governance) aspects, which is added to the A- classification in the themes of Climate and Water Security received by the CDP in recognition of the good practices carried out, according to the released disclosed on 12/14/2022. These classifications mean that Petrobras is recognized as a leader, a category that is reserved only for a select group of companies that demonstrate best practices in addressing environmental issues.

The company remains committed to accelerating the decarbonization of its processes and products and is committed to always acting ethically and transparently, with safety in its operations and respect for people and the environment, delivering sustainable results for a society in transition.

About CDP

Based in London, the CDP is a global reference for investors in providing quality information on risks and opportunities associated with reducing greenhouse gas, climate, water safety and forest management emissions. Currently, the CDP is used by more than 680 investors, whose assets total more than US$ 130 trillion.

www.petrobras.com.br/ri

Para mais informações:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Relações com Investidores e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br Av. Henrique Valadares, 28 – 19 Andar – 20231-030 – Rio de Janeiro, RJ. Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

Este documento pode conter previsões segundo o significado da Seção 27A da Lei de Valores Mobiliários de 1933, conforme alterada (Lei de Valores Mobiliários) e Seção 21E da lei de Negociação de Valores Mobiliários de 1934 conforme alterada (Lei de Negociação) que refletem apenas expectativas dos administradores da Companhia. Os termos: “antecipa”, “acredita”, “espera”, “prevê”, “pretende”, “planeja”, “projeta”, “objetiva”, “deverá”, bem como outros termos similares, visam a identificar tais previsões, as quais, evidentemente, envolvem riscos ou incertezas, previstos ou não, pela Companhia. Portanto, os resultados futuros das operações da Companhia podem diferir das atuais expectativas, e, o leitor não deve se basear exclusivamente nas informações aqui contidas.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer